March 5, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Fast Lane Holdings, Inc.

Form 10-12G

Filed January 25, 2019

File No. 000-56019

To the Men and Women of the Securities and Exchange Commission:

Fast Lane Holdings, Inc., a Delaware corporation (“we”, “us”, or the “Company”), is submitting this letter in response to comments contained in the Staff letter, dated February 19, 2019, addressed to Mr. Paul Moody, the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form 10-12G, filed with the Securities and Exchange Commission on January 25, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form 10-12G

Explanatory Note, page 1

1. Please see Exchange Act Section 12(g)(1) regarding the date that your registration statement will become effective. If you filed the registration statement voluntarily, you should consider withdrawing it prior to the effective date if you cannot resolve the comments before that time. You could then refile when you are able to respond to the comments.

COMPANY RESPONSE:

We acknowledge the above and have decided not to withdraw the registration statement prior to the effective date.

As a note we have removed the following from page 1 and 2 as we were made aware by the SEC staff, via telephone, that the following would not be applicable to this filing type: “This registration statement shall hereafter become effective in accordance with the provisions of section 8(a) of the Securities Act of 1933.”

Business, page 3

2. Please disclose your control persons' prior performance history with other public blank check and shell registrants. Include each such registrant's name, the date and nature of your control persons' relationship with each registrant, a brief description of any business combinations involving each registrant, and the benefits received by each of your control persons from association with each registrant.

COMPANY RESPONSE:

We have added the requested information above to page 10.

3. Please provide appropriate disclosure in your registration statement regarding the business of Giant Motorsports as required by Regulation S-K Items 101 and 303. Include as appropriate information regarding the development of that business and any claims, interest or responsibility you retain for that business's operations, equity, assets, liabilities or potential liabilities. Also, provide in Item 7 of your registration statement all disclosure required by Regulation S-K Item 404 regarding related persons' interests in the transactions that you mention in Item 1, including any interest those people retained in "GMOS Delaware" or its business.

COMPANY RESPONSE:

Fast Lane Holdings, Inc. acknowledges the Staff’s comment and believes Regulation S-K is not applicable as it relates to the Company’s disclosure of its former subsidiary known as Giant Motorsports Delaware, Inc. and formerly known as Giant Motorsports, Inc.

Background

On December 28, 2018, Giant Motorsports, Inc., (a Nevada Corporation) re-domesticated from Nevada to Delaware by merging with and into Giant Motorsports Delaware, Inc. (a Delaware Corporation), a newly created and wholly owned subsidiary of Giant Motorsports, Inc.

Concurrently and after re-domestication, Giant Motorsports Delaware, Inc. consummated a Holding Company Reorganization, (“Reorganization”) by and among Giant Motorsports Delaware, Inc. (“Predecessor”), Fast Lane Holdings, Inc. (“Successor” or “Company”) and Giant Motorsports Merger Sub, Inc. (“Merger Sub”) that was effected on December 28, 2018 upon the filing of the Agreement and Plan of Merger with Delaware Secretary of State, the (“Effective Time”) in accordance with Section 251(g) of the Delaware General Corporation Law (the "DGCL") as described herein. In effecting the Reorganization, no vote or consent of the stockholders of the Predecessor was required or obtained. Section 251 (g) permits a Delaware corporation to reorganize by merging with a direct or indirect wholly-owned subsidiary of a holding company without stockholder approval. Under Section 251(g), appraisal rights are not available to the Predecessor’s stockholders. However, Section 251(g)(7)(i) contains provisions intended to ensure that the rights of the stockholders of Predecessor are not changed by or as a result of such Reorganization. The stockholders of the Predecessor do not recognize gain or loss for US federal income tax purposes as determined by the board of directors of the constituent corporation.

Immediately following the Reorganization, the certificate of incorporation and by-laws of Successor must be identical to those of the Predecessor (other than provisions regarding certain technical matters, as permitted by Section 251(g) of the DCCL). The Predecessor’s directors immediately prior to the consummation of the Reorganization must be the directors of the Successor at the Effective Time.

The Holding Company Reorganization contemplated by the Delaware statute was accomplished by merging Predecessor with and into Merger Sub, an indirect wholly owned subsidiary of Predecessor and a direct wholly owned subsidiary of Successor. At the Effective Time, Predecessor was the surviving corporation and thus became the wholly owned subsidiary of the Successor pursuant to the Section 251(g) of the DGCL.

At the Effective Time, each share of each class of Predecessor issued and outstanding immediately prior to the merger automatically converted and was exchanged for an equivalent corresponding share of Successor capital stock having the same designations, rights, powers, and preferences and the qualifications, limitations, and restrictions, as the corresponding share of Predecessor being converted and exchanged for. All the assets and liabilities of Predecessor and Giant Motorsports Merger Sub, Inc. remain with Predecessor.

There was no stockholder vote required and the certificate of incorporation of Predecessor contained the provisions of Section 251(g)(7)(i) designed to ensure that the rights of stockholders are not changed by or as a result of the merger. The respective boards of directors of Predecessor, Successor and Merger Sub duly approved the Reorganization. The respective certificates of incorporation and by-laws of Predecessor and Successor are identical before and after the merger (other than minor amendments). The board of directors of Predecessor and Successor intend that the Holding Company Reorganization constitute a tax-free reorganization pursuant to Section 368(a)(1) of the Internal Revenue Code as required by Section 251 (g).

The Successor and Predecessor consummated a separation agreement concurrently after the Effective Time on December 28, 2018 whereas all the outstanding and issued stock of Predecessor held by Successor was cancelled resulting in Predecessor becoming a stand-alone entity.

Conclusion

The determination of what constitutes a business for reporting purposes, (e.g. Regulation S-X 3-05, Regulation S-K) is made by reference to the definition of a “business” in Regulation S-X 11-01(d). The Predecessor had no assets and no business operations for many years and was a dormant shell company at the time of Reorganization. Rule 11-01(d) states that “…the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transaction so that disclosure of prior financial information is material to an understanding of future operations.” Additionally, there is a presumption that a separate entity, a subsidiary or a division is a business. However, that presumption is not the case here. Substantively, Predecessor was not a subsidiary since it had zero assets and no revenue producing activity and was separated from Successor concurrently after the Effective Time of merger. The Company therefore believes that it did not acquire any “business” within the meaning of Item 3-05 of Regulation S-X, as determined according to the guidelines set forth in Item 11-01(d) of Regulation S-X. Consequently, no separate financial statements of Predecessor (or otherwise relating to any purchased assets), and no pro forma financial information of the Predecessor is required to be presented under Item 3-05 of Regulation S-X or would be otherwise material to its stockholders. The information currently disclosed in its registration statement already includes detailed information and disclosures stockholders need relating to its former subsidiary and any other Regulation S-K type disclosures would only serve to distract from the business plan of the Company.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 12

4. Please clarify, if true, that the price of your common stock is quoted on the Pink market. 5. Please provide the disclosure required by Regulation S-K Item 201(b)(1).

COMPANY RESPONSE:

We have amended page 12 so that it now reads: “Our Common Stock is quoted on the OTC Markets Group Inc.’s Pink® Open Market under the symbol “FLHI”.”

5. Please provide the disclosure required by Regulation S-K Item 201(b)(1).

COMPANY RESPONSE:

We have added the following to page 13: “As of the date of this report, there are approximately 32 shareholders of record of our common stock.”

Recent Sales of Unregistered Securities, page 13

6. Please provide the disclosure required by Regulation S-K Item 701 regarding the transactions that you mention in Item 1(a) of your registration statement.

COMPANY RESPONSE:

The Registrant was created on December 6, 2018. There were no sales or gifts of securities to any party since inception. The controlling block of shares issued to Giant Consulting Services, LLC by Giant Motorsports, Inc., our predecessor was on July 2, 2018 pursuant to Section 4(a)(2) of the Act. Please see the above response to comment 3 as to why certain information regarding predecessor is not included.

Exhibits

7. Please file your bylaws and the agreements relating to the transactions mentioned in Item 1(a) of your registration statement.

COMPANY RESPONSE:

We have included our bylaws herein as exhibit 3.2. Included herein as exhibit 10.1 is a copy of the Agreement and Plan of Merger.

If Staff should have any questions or comments regarding this submission or response, please feel free to contact the undersigned.

Thank you for your ongoing courtesy in this matter.

Fast Lane Holdings, Inc.

By: /s/ Paul Moody

Paul Moody

Chief Executive Officer